UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. )*

Vicon Industries, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
925811101
(CUSIP Number)
July 26, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 10 Pages

CUSIP NO. 925811101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Henry Partners, L.P. 23-2888396

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		142,500 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		142,500 shares

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Henry Partners, L.P. — 142,500 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)*

3.2%for Henry Partners

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G	Page 3 of 10 Pages

CUSIP NO. 925811101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Matthew Partners, L.P. 23-3063303

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		98,500 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		98,500 shares

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Matthew Partners, L.P. — 98,500 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)*

2.2%for Matthew Partners, L.P.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G	Page 4 of 10 Pages

CUSIP NO. 925811101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Henry Investment Trust, L.P. 23-2887157

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	5	SOLE VOTING POWER

NUMBER OF		241,000 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		241,000 shares

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

Henry Investment Trust, L.P. — 241,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%for Henry Investment Trust, L.P.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G	Page 5 of 10 Pages

CUSIP NO. 925811101
Item 1.(a)	Name of Issuer:

Vicon Industries, Inc.

Item 1.(b)	Address of Issuer’s Principal Executive Offices:

89Arkay Drive Hauppauge, New York 11788

Item 2.(a)	Name of Person Filing:
(1)	Henry Partners, L.P.

(2)	Matthew Partners, L.P.

(3)	Henry Investment Trust, L.P.
Item 2.(b)	Address of Principal Business Office or, if none, Residence:
(1)	255 South 17th Street, Suite 2608 Philadelphia, PA 19103

(2)	255 South 17th Street, Suite 2608 Philadelphia, PA 19103

(3)	255 South 17th Street, Suite 2608 Philadelphia, PA 19103
Item 2.(c)	Citizenship:
(1)	Delaware

(2)	Delaware

(3)	Pennsylvania
Item 2.(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2.(e)	CUSIP Number:

925811101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Schedule 13G	Page 6 of 10 Pages

CUSIP NO. 925811101
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with §240.13d-(b)(1)(ii)(K).
Not applicable.

Item 4.	Ownership.
     Henry Partners, L.P. and Matthew Partners, L.P. are beneficial holders, in the aggregate, of 241,000 shares of common stock of the issuer, or approximately 5.4% of the total number of outstanding shares of common stock of the issuer. Henry Investment Trust, L.P. is the general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. David W. Wright is the investment manager of each of Henry Partners, L.P. and Matthew Partners, L.P. and is the President of Canine Partners, LLC, the general partner of Henry Investment Trust, L.P. Investment decisions made on behalf of Henry Partners, L.P. and Matthew Partners, L.P. are made primarily through their general partner and David W. Wright.
(a)	Amount beneficially owned:
(1) 142,500 shares
(2) 98,500 shares
(3) 241,000 shares (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)
(b)	Percent of Class:
(1)	3.2%

(2)	2.2%

(3)	5.4%

Schedule 13G	Page 7 of 10 Pages

CUSIP NO. 925811101
(c)	Number of Shares as to which the person has:
i.	Sole power to vote or to direct the vote:
(1) 142,500
(2) 98,500
(3) 241,000 (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)
ii.	Shared power to vote or to direct the vote:
(1)	-0-

(2)	-0-

(3)	-0-
iii.	Sole power to dispose or to direct the disposition of:
(1) 142,500
(2) 98,500
(3) 241,000 (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)
iv.	Shared power to dispose or to direct the disposition of:
(1)	-0-

(2)	-0-

(3)	-0-
     The percentages set forth in this Schedule 13G are based upon the total number of shares of the issuer’s outstanding common stock of 4,502,137 shares as reported in the Issuer’s Form 10-Q report for its fiscal quarter ended March 31, 2010.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Schedule 13G	Page 8 of 10 Pages

CUSIP NO. 925811101
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 9 of 10 Pages

CUSIP NO. 925811101
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P. by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: July 29, 2010	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P. by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: July 29, 2010	By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: July 29, 2010	By:	/s/ David W. Wright
David W. Wright,
President

Schedule 13G	Page 10 of 10 Pages

CUSIP NO. 925811101

JOINT FILING AGREEMENT
     The undersigned, the Reporting Persons named in this Schedule 13G (the “Schedule 13G”), hereby agree that the Schedule 13G is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13G. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.
          IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 29th day of July, 2010.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
By:	/s/ David W. Wright
David W. Wright,
President